SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Director/PDMR Shareholding dated 02 June 2021
Exhibit 1.2	Director/PDMR Shareholding dated 14 June 2021
Exhibit 1.3	Director Declaration dated 29 June 2021

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP performance shares 2021-2023 award

BP p.l.c. (the "Company") announces that, on 1 June 2021, conditional performance share awards (the "Awards") were made under the bp Executive Directors' Incentive Plan (the "Plan"). The Awards were made in accordance with the directors' remuneration policy (the "Policy") which was approved by shareholders on 27 May 2020 and as provided for in the 2020 directors' remuneration report approved by shareholders on 12 May 2021.

Level of award
The Remuneration Committee (the "Committee") has made these Awards at 500% of base salary for the chief executive officer and 450% for the chief financial officer, in line with the Policy. In calculating the number of bp shares over which these Awards have been made, the Committee has applied the average price of bp shares over the 90 calendar days up to and including the annual general meeting that was held on 12 May 2021.

The Committee retains absolute discretion to adjust the formulaic outcome at the time of vesting of the Awards should it not reflect the shareholder experience over the performance period or be otherwise inconsistent with the size of the Award.

Performance conditions
As set out in the Policy and bp's 2020 directors' remuneration report, Awards will vest subject to performance against a combination of the following financial and strategic measures:

●        Relative total shareholder return (20%) assessed against a benchmarking group, comprising Chevron, Eni, Equinor, Exxon, Repsol, Shell and Total;
●        Return on average capital employed (20%);
●        EBIDA compound annual growth rate per share (20%); and
●        Strategic progress (40%) assessed in line with the following measures:
o  Deliver value through a resilient and focused hydrocarbon business;
o  Demonstrate track record, scale and value in low carbon electricity and energy; and
o  Accelerate growth in customers and products.

Number of shares subject to award

Name                                   Award

Bernard Looney                  2,218,853 ordinary shares

Murray Auchincloss           1,122,009 ordinary shares

These awards will vest in three years and in proportion to the outcomes measured through the performance scorecard, with a holding period that requires the shares to be retained for a further three years.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	2,218,853 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,218,853
d)	Aggregated information - Volume - Price - Total	2,218,853 Nil consideration. Market value £3.01 Nil. Market value £6,678,747.53
e)	Date of the transaction	1 June 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	1,122,009 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,122,009
d)	Aggregated information - Volume - Price - Total	1,122,009 Nil consideration. Market value £3.01 Nil. Market value £3,377,247.09
e)	Date of the transaction	1 June 2021
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.2475	95
d)	Aggregated information - Volume - Price - Total	95 £3.2475 £308.51
e)	Date of the transaction	10 June 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.2475	97
d)	Aggregated information - Volume - Price - Total	97 £3.2475 £315.01
e)	Date of the transaction	10 June 2021
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP p.l.c.
Director Declaration

BP p.l.c. announces that Karen Richardson, Non Executive Director of BP p.l.c., was appointed as Chair of Origin Materials Inc., the US-NASDAQ quoted company, with effect from 25 June 2021.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 July 2021
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary